Exhibit 23.2

June 28, 2013

Prospect Global Resources Inc.
Attention: Wayne Rich

1621 18th Street, Suite 260

Denver, CO 80202

Subject: Tetra Tech Consent for SEC Exhibits

Dear Mr. Rich:

American West Potash LLC (AWP) engaged Tetra Tech to conduct a preliminary economic assessment (PEA) study to evaluate the economic viability of the Holbrook Basin Potash project. The project included preliminary evaluation of the development of an underground potash mine, commissioning of a conventional potash flotation processing plant, and ancillary surface infrastructure facilities. Tetra Tech reviewed and incorporated information into this report as provided by AWP, North Rim Exploration, Ltd. (North Rim), regulatory agencies and other sources. This study was preliminary in nature and used both indicated and inferred mineral resources as identified by North Rim in the development and evaluation of the project. Tetra Tech’s report entitled “Preliminary Economic Assessment, American West Potash — Holbrook Basin Project” was published December 2011.

Tetra Tech hereby consents to being named in any filings with the Securities and Exchange Commission by Prospect Global Resources, Inc. with respect to the filing of our PEA report dated December 2011 as an exhibit to such filings, in each case until we notify you in writing that we have withdrawn such consent.  This consent will expire September 30, 2013 unless withdrawn in writing at an earlier date.

Tetra Tech appreciates the opportunity to work with Prospect Global Resources on this project. Please do not hesitate to contact me if you require any additional information.

Sincerely,
Tetra Tech, Inc.

/s/ Daryl L Longwell
Daryl L Longwell, PE
Vice President\Regional Manager